CHINA GREEN AGRICULTURE, INC.

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

July 19, 2012

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop: 3561

Washington, D.C. 20549

Attention: David R. Humphrey, Accounting Branch Chief

Re:	China Green Agriculture, Inc. Form 10-K for the Fiscal Year Ended June 30, 2011 Filed September 12, 2011 File No. 001-34260

Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed May 10, 2012 File No. 001-34260

Dear Mr. Humphrey:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 18, 2012 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2011 (the “Form 10-K”) and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (the “Form 10-Q”). We hereby file via EDGAR our response to the Comment Letter. The text of the Staff's comments is set forth in italics below, followed by the responses of the Company.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Discussion of Segment Profitability Measures, page 53

1.	Refer to your response to our prior comment 5. In your Form 10-K for the fiscal year ended June 30, 2012, please expand your comparative discussion of operations to include all of the disclosures with respect to Jintai that have been provided to the staff on pages 3 and 4 of your letter dated July 11, 2012. Please note, for future filings, that the disclosure requirements of Item 303 (a) (3) (i) and (ii) of Regulation S-K require the description of significant economic changes and known trends, events or uncertainties that may reasonably be expected to have a material impact upon revenues or income from continuing operations. This would include a complete and timely discussion of segment information where it is appropriate to an understanding of the business.

Response:

We acknowledge the Staff’s comment in this aspect and will include all of the disclosures with respect to Jintai that have been provided to the Staff on pages 3 and 4 of our letter dated July 11, 2012. Furthermore, for future filings, we will be mindful in checking Item 303 (a)(3)(i) and (ii) of Regulation S-K to have appropriate disclosure as required thereunder which, as the Staff pointed out, would include a complete and timely discussion of segment information where it is appropriate to an understanding of the business.

July 19, 2012

Note 7 - Land Use Right, page F-14

2.	Refer to our previous comments 10 and 11. Please revise your disclosure in future filings to include a narrative similar to that included in your response to these comments. Specifically, you should discuss the progress of receiving the land use right, the probability you might not receive it, the reasons why it may not be granted, and the financial exposure in RMB and USD as included in comment 11.

Response:

We will revise our disclosure in future filings to include a narrative similar to that included in our response to comments 10 & 11 in our letter dated July 11, 2012. Specifically, we will discuss the progress of receiving the land use right, the probability we might not receive it, the reasons why it may not be granted, and the financial exposure in RMB and USD as included in comment 11.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ken Ren
Ken Ren
Chief Financial Officer